Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Perez	Eduardo Rendon	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX SUCCESSFULLY CLOSES APPROXIMATELY

U.S.$1.1 BILLION EXTENSION UNDER 2017 CREDIT AGREEMENT

•	Extension by 3 years of 92% of July 2020 and January 2021 maturities (approximately U.S.$1.1 billion)

MONTERREY, MEXICO. APRIL 2, 2019 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has successfully closed the amendment process under its facilities agreement, dated as of July 19, 2017 (the “2017 Credit Agreement”), entered into with several financial institutions.

As part of this amendment process, CEMEX is extending approximately U.S.$1.1 billion of maturities by 3 years, representing on aggregate 92% of the July 2020 and January 2021 maturities under the 2017 Credit Agreement. With this extension, CEMEX currently does not have any relevant debt maturities until July 2021, aside from its 3.72% subordinated convertible notes maturing on March 2020 with a principal amount of approximately U.S.$521 million.

“We are very pleased with this transaction which allows us to extend our maturities, as we continue to make progress towards regaining investment grade credit metrics, said José Antonio González, CEMEXs Chief Financial Officer. The process was highly successful thanks to the level of engagement and support from our lenders in the 2017 Credit Agreement.”

As part of the amendments to the 2017 Credit Agreement, CEMEX is making certain adjustments for the implementation of IFRS 16 – Leases, and the neutralization of any potential effect from such adoption on its consolidated financial leverage ratio. In addition, CEMEX is delaying the scheduled tightening of the consolidated financial leverage ratio limit by one year. Furthermore, CEMEX’s consolidated financial leverage ratio will now be calculated on a net debt basis.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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The 2017 Credit Agreement, as amended, is subject to post-closing conditions. This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the post-closing conditions referenced herein will be met. CEMEX assumes no obligation to update or correct the information contained in this press release.